Exhibit 1

Brookfield Business Partners L.P.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada  M5J 2T3

May 17, 2019

Teekay Offshore Partners L.P.

c/o Teekay Offshore GP LLC, its general partner

Fourth Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

Attn:              Members of the Conflicts Committee of the Board of Directors of Teekay Offshore GP LLC

Re:                       Acquisition of all outstanding publicly held Common Units of Teekay Offshore Partners L.P.

Ladies and Gentlemen:

Brookfield Business Partners L.P. (“Brookfield”), together with certain of its affiliates and institutional partners (collectively, the “Brookfield Consortium”), is pleased to submit this offer (this “Offer”) to Teekay Offshore Partners L.P. (“TOO”) regarding a transaction pursuant to which the Brookfield Consortium would acquire all of the outstanding common units representing limited partnership interests of TOO (the “Common Units”) not already owned by the Brookfield Consortium, as described in more detail below (the “Transaction”).

The Brookfield Consortium currently owns 300,587,484 Common Units, representing approximately 73.2% of the total outstanding Common Units of TOO.  In addition, the Brookfield Consortium currently owns 100% of the general partner interest in TOO through its wholly owned subsidiary Teekay Offshore GP LLC (“TOO GP”), the general partner of TOO.  Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $1.05 in cash in exchange for each issued and outstanding publicly held Common Unit of TOO that is not owned by the Brookfield Consortium.

As you are aware, the Brookfield Consortium recently purchased all 56,587,484 Common Units held by TOO’s second largest unitholder and former general partner, Teekay Corporation (“TKC”), at an effective price of $1.05 per Common Unit.  Given that TKC is a sophisticated, well-advised counterparty with intimate knowledge of TOO’s business, we believe that the $1.05 per Common Unit acquisition price paid to TKC is representative of a fair price for all of the outstanding TOO Common Units held by holders other than the Brookfield Consortium.  Furthermore, in light of our assessment of TOO’s likely need for additional capital to support growth and address upcoming debt maturities, and TOO’s limited options for obtaining additional capital from either the public equity or debt markets, we believe that operating as a private company will ultimately be in TOO’s best interest.

1.                                      Structure

We expect that the Transaction would be structured as a merger between TOO and a subsidiary of the Brookfield Consortium, with TOO surviving the merger as a wholly-owned subsidiary of the Brookfield Consortium.

2.                                      Key Assumptions

The principal terms set out above are based on the following key assumptions:

(a) A subsidiary of the Brookfield Consortium and TOO would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b) The Transaction would be subject to customary closing conditions, such as customary regulatory approvals, a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(c) The Transaction would be approved by the Conflicts Committee of the Board of Directors of TOO GP.

3.                                      Internal Approvals

The delivery of this Offer to TOO has been approved by the Brookfield investment committee and our proposal is not subject to obtaining, or otherwise conditional on, financing or any further internal approvals.

4.                                      Disclosures

On Monday, the Brookfield Consortium intends to file an amended Schedule 13D as required under applicable securities laws and regulations, which filing will disclose this Offer.

5.                                      Legal Effect

This Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of any member of the Brookfield Consortium.  A binding obligation of the Brookfield Consortium to effect the Transaction shall be created only upon the execution and delivery by a member of the Brookfield Consortium and TOO of a Definitive Agreement.  The Brookfield Consortium reserves its right to withdraw this Offer at any time, for any reason, at its sole discretion.

The Brookfield Consortium is well positioned to negotiate and complete the Transaction in an expeditious manner.  After receipt of this Offer and, if this Offer is acceptable to TOO, the Brookfield Consortium is prepared to begin negotiating the Definitive Agreement and any related agreements with TOO in respect to the Transaction.  We look forward to receiving TOO’s response to this Offer and stand prepared to discuss our analysis of the potential Transaction at TOO’s convenience.

Yours very truly,

/s/ Cyrus Madon
Cyrus Madon
Chief Executive Officer
Brookfield Business Partners L.P.

[Signature Page to TOO Letter]